UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 15, 2024

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	News Release- Grown Rogue Announces Termination of Advisory Agreement with Vireo Growth Inc., as originally filed on Sedar on October 10, 2024
2.	Form 51-102F3 Material Change Report regarding Grown Rogue International announcing the termination of the advisory agreement with Vireo Growth Inc., as originally filed on Sedar on October 18, 2024
3.	Consolidated Financial Statements for the three and nine months ended September 30, 2024, as originally filed on Sedar on November 14, 2024
4.	Form 51-102F1 Management Discussion and Analysis for the nine months ended September 30, 2024, as originally filed on Sedar on November 14, 2024
5.	Form 52-109FV2 CEO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on November 14, 2024
6.	Form 52-109FV2 CFO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on November 14, 2024
7.	News Release – Grown Rogue Reports Third Quarter 2024 Results, as originally filed on Sedar on November 14, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated November 15, 2024	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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